
08050735


Flexible Film Products
ZipVac

For Our World

CTI Industries Corporation

2007 Annual Report

A Leader in Flexible Film Products

for over 30 years

Five Year Financial Summary

	2007	2006	2005	2004	2003
Net Sales	$ 36,510,000	$ 35,428,000	$ 29,190,000	$37,193,000	$36,260,000
Operating Income	$ 1,245,000	$ 2,733,000	$ 652,000	$(50,000)	$(233,000)
Income(Loss) from Operations	$ 82,000	$ 1,895,000	$ (333,000)	$(2,479,000)	$(566,000)
Income Per Share					
Basic	$ .03	$ .91	$ (.17)	$1.28	$(0.30)
Diluted	$ .03	$ .85	$ (.17)	$1.28	$(0.30)
Total Assets	$ 29,324,000	$ 26,634,000	$ 23,536,000	$27,888,000	$30,270,000
Working Capital (Deficit)	$ 1,318,000	$ 1,848,000	$ (2,426,000)	$(2,790,000)	$(706,000)
Stockholder's Equity	$ 6,523,000	$ 5,102,000	$ 2,726,000	$2,951,000	$5,212,000

Stock Price Summary

	High	*Low*	*Close*
2008			
First Quarter	6.43	3.25	4.15
2007			
First Quarter	10.39	4.39	7.78
Second Quarter	8.10	3.68	4.10
Third Quarter	5.59	2.88	4.62
Fourth Quarter	5.44	2.76	3.81
2006			
First Quarter	3.56	2.77	3.19
Second Quarter	3.90	2.60	2.71
Third Quarter	4.68	2.20	3.60
Fourth Quarter	8.23	3.50	4.86

Table of Contents



About the Company:

CTI has been engaged in the development, production and sale of flexible film products for over 30 years. We have developed assets, technology and expertise which enables us to develop, manufacture, market and sell innovative, high-quality products. We focus our efforts to develop new products, to improve existing products and to develop new technologies within our core product areas: novelty products, flexible containers and specialty and printed films. We have operations in the United States, Mexico and the United Kingdom and market our products in many countries. Our principal plant and offices are located in Barrington, Illinois, we have a plant in Guadalajara, Mexico and an office and facility in Rubgy, England. Together our plants and facilities comprise about 150,000 square feet. We have 321 employees worldwide.

DEAR FELLOW SHAREHOLDERS:

2007 was a year of Investment for CTI

We focused our efforts and investments on continued innovation and development of products, new customer relationships and productive facilities. As a result of these investments, we introduced a new product line of zippered vacuum pouches and now market the line under the brand name ZipVac.™ We developed a supply relationship for a new product and, in January 2008, entered into a long term supply arrangement with SC Johnson & Son, Inc., to supply the product to SC Johnson which they will market under their ZipLoc® brand.

We invested over $2.8 million in our plants and production equipment during 2007. This investment significantly increased our capacity to produce bags and pouches by approximately 120,000,000 to 168,000,000 pouches on an annual basis.

We have now strengthened and enhanced our productive capacity and business in our three principal lines of products:

- Flexible packaging products including zippered bags for home storage uses;
- Novelty products including metalized and latex balloons;
- Laminated and printed films for packaging applications.

Our net sales increased by approximately 3.1% from $35,428,000 in 2006 to $36,510,000 in 2007. For the year, we experienced sales increases in each of our pouch, latex balloon, and laminated films lines, and we experienced a modest decline in our metalized balloon sales.

Net income was $82,000 for 2007, down from $1,896,000 for 2006. While we were not satisfied with this level of income, there are some factors which account for the difference:

- During 2007, we incurred additional costs of $248,000 of production and general overhead expense related to the development of the pouch production and supply arrangement projects.
- During 2006, we had an income tax benefit of $774,000. Absent that benefit, net income for 2006 was $1,121,000.

•During 2007, raw materials costs increased to 41.2% of revenues compared to a level of 39.6% of revenues during 2006. We were not able to recover all of the increase in raw materials expenses by increasing pricing during 2007, with the result that margins were affected. Our gross margin level in 2007 was 23.8% compared to 25.1% in 2006.

•In 2006, we had $472,000 of income from the settlement of certain vendor claims. In 2007, we did not have such income.

As we move into 2008, we are engaged in a number of projects to enhance our revenues and results:

•We have commenced production of products under our supply arrangement with SC Johnson and anticipate generating revenues from this arrangement throughout the year.

•We have engaged Babe Winkelman Productions to undertake a marketing and advertising program for our ZipVac™ product line under which the line will be featured in several television commercials aired on Babe Winkelman syndicated shows and in an associated cooking show of Kris Winkelman and Babe and Kris Winkelman will endorse the product line will be featured in our advertising, packaging and promotional materials.

• We are undertaking sales and marketing efforts to place our ZipVac™ product line in retail outlets including sporting goods, outdoors and specialty retail chains.

•We are engaged in a number of sales and promotional efforts to introduce our novelty products to additional retail chains and to increase the levels of sales at existing customers.

While we cannot predict results for the year, we enter the year optimistic about achieving significant revenue increases during 2008 and, at the same time, maintaining or enhancing our gross margin levels. We are positioned for growth, and our employees' commitment and dedication will continue to enhance our success.

Very truly yours,

Howard Schwan	John Schwan	Stephen M. Merrick
President	Chairman of the board	Chief Financial Officer


ZipVac

For over 30 years we have produced flexible products used by consumers and by companies in their manufacturing processes. We have developed and own several patents on a variety of components and features of these products, including design, manufacturing processes, zipper closure methods and pouches utilizing embossed film.


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CTI has been engaged in the development, design, production and marketing of metalized balloon products for more than 30 years and is one of the leading companies in that industry. Metalized balloons, which generally contain printed graphics and messages and can remain buoyant for long periods when filled with helium, have become a widely popular novelty item. They are now sold in thousands of retail outlets throughout the world and CTI distributes its products throughout the United States, in Mexico, the United Kingdom and Europe, and in several other countries and areas.

FLEXIBLE FILM PRODUCTS

novelty balloons



In the United States, CTI's metalized balloons are sold principally in retail outlets including grocery chain stores, discount chain stores, party goods stores, gift stores, floral outlets and other general merchandise and drugstore chains. Our largest customer for novelty items during 2007 was Dollar Tree Stores. Our latex balloons are sold principally in retail outlets and are purchased by consumers, florists and balloon and industrial decorators for use in decorative or floral designs. Our metalized balloons are produced in different sizes, shapes and colors.

We maintain licensing agreements for well-known characters, and currently maintain licenses for Garfield®, Odie, Face Off-Tudes®, Miss Spider and Sunny Patch Friends®, Andrea Mistretta and Wow Wow Wubsy®. In the United Kingdom, CTI maintains licenses on The Crazy Frog® and Tudes. We also own 12 registered trademarks and several patents relating to our balloon products.

Since 1988, we have also produced latex balloons and now produce all of our latex balloons at our facility in Guadalajara, Mexico. We market and sell our latex balloons throughout the United States and increasingly in Mexico and Latin America, as well as in Europe.

We strive to increase our presence and sales in the metalized balloon market by (i) creating and developing new designs and products, (ii) maintaining efficiency in production and price competitiveness, (iii) developing our marketing and sales in new markets including Mexico, Latin American and Europe.

Balloon and novelty items accounted for 62% of our revenues in 2007.


ZipVac
The food storage system with Vacuum Valve Technology
"Vacuum Valve" system
Compact rechargeable pump
TripleLayer bags



FLEXIBLE FILM PRODUCTS

flexible packaging pouches

We introduced a new line of vacuumable flexible packaging pouches in 2007

Our newest vacuumable pouch product is marketed under the name "Zip Vac". The strong, resealable zip-close bags are built with an air-tight zipper and twisting lock valve to ensure locked-in freshness. The bags consist of patented, three layer barrier film proven to keep oxygen out of the bag better than any other food storage bag. The bags are durable and puncture resistant. Keeping air out keeps food flavor and nutritional value in.

The bags are sold individually or with a manual or rechargeable cordless electric pump to vacuum the air from the bag. This vacuum seals the bag extending food freshness and virtually eliminating freezer burn.
These bags have a wide variety of uses and are reusable. Consumers will be able to use these bags to:

- Store dry goods away from moisture
- Seal in freshness for food products
- Protect valuables from the elements while camping, hunting, fishing, or boating
- Seal and protect items during travel

During 2007, we invested over $2.8 million in equipment and manufacturing capacity to produce pouch products. This investment will allow us to produce up to 168,000,000 pouches on an annual basis. Flexible packaging pouches accounted for 13.5% of our revenues in 2007. On February 1, 2008, we entered into a Supply and License Agreement with S.C. Johnson & Son, Inc. to manufacture and supply to SC Johnson certain home food management products to be sold under the SC Johnson ZipLoc® brand.

For one major customer, we developed a textured film product which is now patented. Our specialty films are used by our customers for a variety of packaging applications, including food and liquid products. In 2007, laminated and printed film products accounted for 21.5% of our sales.



FLEXIBLE FILM PRODUCTS

laminated & printed films

CTI provides innovative solutions to the flexible packaging industry for laminated, extrusion coated and printed films. We develop film structures for custom applications, provide laminated and extrusion coated films, design artwork and provide flexographic printing for films as well. We are committed to researching new solutions and implementing innovative technologies to improve the flexible packaging industry.

We are a leader in film product innovation, and hold numerous patents and patent applications:

a: We own two patents and license a third patent for self-sealing valves for metalized balloons and methods of making balloons with these valves;

b: We own several metalized balloon design patents;

c: We own patents and applications relating to the design, structure of and method of inserting and affixing zipper-closure systems in a bag;

d: We own a patent relating to methods of embossing film and utilizing the film to produce pouches with fitments; and

e: We have patent applications relating to vacuumable storage bags with fitments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company produces film products for novelty, packaging and container applications. These products include metalized balloons, latex balloons and related latex toy products, films for packaging applications, and flexible containers for packaging and storage applications. We produce all of our film products for packaging and container applications at the facilities in Barrington, Illinois. We produce all of our latex balloons and latex products at our facility in Guadalajara, Mexico. Substantially all of our film products for packaging applications and flexible containers for packaging and storage are sold to customers in the United States. We market and sell our novelty items - principally metalized balloons and latex balloons - in the United States, Mexico, the United Kingdom and a number of additional countries.

Our revenues from each of our product categories in each of the past three years have been as follows:

		(000 Omitted)				
Product Category	$ 2007	% of Net Sales	$ 2006	% of Net Sales	$ 2005	% of Net Sales
Metalized Balloons	15,998	43.8%	17,050	48.1%	11,737	40.2%
Films	7,846	21.5%	8,412	23.7%	7,616	26.1%
Pouches	4,938	13.55%	3,081	8.7%	4,079	14.0%
Latex Balloons	6,853	18.8%	6,083	17.2%	4,855	16.6%
Helium/Other	875	2.4%	802	2.3%	903	3.1%
Total	36,510	100%	35,428	100%	29,190	100%

Our primary expenses include the cost of products sold and selling, general and administrative expenses.

Cost of products sold primarily consists of expenses related to raw materials, labor, quality control and overhead directly associated with production of our products, as well as shipping costs relating to the shipment of products to customers. Cost of products sold is impacted by the cost of the raw materials used in our products, the cost of shipping, along with our efficiency in managing the production of our products.

Selling, general and administrative expenses include the compensation and benefits paid to our employees, all other selling expenses, marketing, promotional expenses, travel and other corporate administrative expenses. These other corporate administrative expenses include professional fees, depreciation and amortization, occupancy costs, communication costs and other similar operating expenses. Selling, general and administrative expenses can be affected by a number of factors, including staffing levels and the cost of providing competitive salaries and benefits, the cost of regulatory compliance and other administrative costs.

Purchases by a limited number of customers represent a significant portion of our total revenues. In 2007, sales to our top 10 customers represented 65.3% of net revenues. During 2007, there were three customers to whom our sales represented more than 10% of net revenues. Our principle customers and 2007 sales to them were:

Customer	Product	2007 Sales	% of 2007 Sales	2006 Sales	% of 2006 Sales
Dollar Tree Stores	Balloons	$7,419,000	20.3%	$8,596,000	24.3%
Rapak L.L.C	Films	$6,982,000	19.1%	$7,110,000	20.1%
ITW Spacebag	Pouches	$3,771,000	10.3%	$2,526,000	7.1%

The loss of one or more of these principal customers, or a significant reduction in purchases by one or more of them, could have a material adverse effect on our business.

Results of Operations

The following table sets forth selected results of our operations expressed as a percentage of net sales for the years ended December 31, 2007, 2006 and 2005. Our results of operations for the periods described below are not necessarily indicative of results of operations for future periods.

	Year ended December 31,		
	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of products sold	76.2	74.9	77.9
Operating Expenses	20.4	17.7	19.9
Income from operations	3.4	7.4	2.2
Interest expense	(3.5)	(4.8)	(4.2)
Other income	0.5	0.5	0.2
Income (loss) before income taxes	0.4	3.1	(1.8)
Provision for income taxes	0.2	(2.2)	(0.7)
Net profit (loss)	0.2%	5.3%	(1.1)%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Sales

For the fiscal year ended December 31, 2007, consolidated net sales from the sale of all products were $36,510,000 compared to consolidated net sales of $35,428,000 for the year ended December 31, 2006, an increase of 3.1%.

In 2007, sales of metalized balloons declined by 6.2% from $17,050,000 in 2006 to $15,998,000 in 2007. This decline is attributable to a decline in sales of metalized balloons to Dollar Tree Stores from $8,596,000 in 2006 to $7,419,000 in 2007. Sales of metalized balloons to customers other than Dollar Tree Stores increased from $8,454,000 in 2006 to $8,579,000 in 2007.

Sales of film products declined from $8,412,000 in 2006 to $7,846,000 in 2007. This decline is due principally to our decision to withdraw from the production and sale of certain product items we deemed not profitable. Sales to our principal films customer, Rapak LLC, decreased from $7,110,000 in 2006 to $6,982,000 in 2007.

Sales of pouch products increased by 60.3% from $3,081,000 in 2006 to $4,938,000 in 2007. This increase was due to (i) an increase in pouch sales to our principal pouch customer ITW Space Bag from $2,526,000 in 2006 to $3,771,000 in 2007 and (ii) the introduction of our ZipVac™ line of products. Total sales of the ZipVac™ line in 2007 were $465,000.

Sales of latex balloons increased by 12.7% from $6,083,000 in 2006 to $6,853,000 in 2007. Most of this increase is represented by increased sales of latex balloons in Mexico by Flexo Universal, our Mexican subsidiary.

Cost of Sales

Cost of sales increased from 74.9% of sales in 2006 to 76.2% of sales in 2007. This increase is the result of (i) changes in product mix (ii) increase in raw materials, (iii) increase labor rates and (iv) production cost related to the set-up, testing and initial production of pouch production lines.

General and Administrative Expenses

General and administrative expenses increased from $4,554,000 in 2006 or 12.9% of net sales to $5,211,000 or 14.3% of net sales. This increase is attributable principally to (i) increases in personnel and compensation, (ii) increases in accounting fees, (iii) increases in legal fees, (iii) increases in consulting fees relating to operational strategies and internal controls documentation and (iv) increases in travel related to vendor development in Southeast Asia.

Selling

Selling expenses decreased from $847,000 or 2.4% of sales in 2006 to $754,000 or 2.1% of sales in 2007. We anticipate that selling expenses will increase during 2008, due to new personnel and related sales expenses.

Advertising and Marketing

Advertising and Marketing expenses increased from $1,201,000 or 3.4% of sales in 2006 to $1,474,000 or 4% of sales in 2007. This increase is due to (i) an increase in marketing and promotion relating to the Company's new Zip-Vac product, (ii) artwork and films and (iii) an increase in the cost of in store servicing for new retail customers.

We anticipate further increases in marketing and advertising expenses during 2008 as we invest in the marketing and sale of our ZipVac™ line of zippered vacuum pouches.

Other Income or Expense

During 2007, we incurred net interest expense of $1,286,000 compared to net interest expense of $1,691,000 during 2006. The reduction in interest expense incurred in 2007 is the result of both lower applicable interest rates and reduced levels of borrowing.

During 2007, we realized foreign currency gain in the amount of $174,000 compared to foreign currency gain in 2006 of $191,000.

During 2007, we had no other items of operating income or expense. During 2006, we incurred a loss on the sale of certain assets in the amount of $145,000 and we realized income from the settlement of certain vendor claims in the amount of $472,000.

Net Income or Loss

During 2007, we had net income of $82,000 compared to net income of $1,895,000 in 2006. Net income for 2007 was affected by cost related to the set-up, testing and initial production of pouch production lines. During 2007, we incurred such costs in the total amount of approximately $2,330,000 of which $2,082,000 was capitalized. Our 2006 net income included a tax benefit of $774,000 and, absent that tax benefit, our net income for that year was $1,121,000.

Income Taxes

For 2007, the Company recognized an income tax expense, on a consolidated basis, of $51,000. This income tax expense is composed of income tax expense realized by CTI Balloons, our United Kingdom subsidiary, and Flexo Universal, our Mexico subsidiary, in the amounts of $90,000 and $98,000, respectively, and an income tax benefit of $137,000 recognized by the Company in the United States. In 2006, the Company recognized an income tax benefit of $774,000 by reason of the determination of management to reduce the amount of the valuation allowance previously taken with respect to the deferred tax asset.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Sales

For the fiscal year ended December 31, 2006, consolidated net sales from the sale of all products were $35,428,000 compared to consolidated net sales of $29,190,000 for the year ended December 31, 2005, an increase of 21.4%. The increase in net sales is attributable principally to an increase in (i) metalized balloon sales from $11,737,000 in 2005 to $17,050,000 in 2006 and (ii) latex balloon sales from $4,855,000 in 2005 to $6,083,000 in 2006.

The increase in metalized balloon sales reflects, principally, an increase in sales of these products to a principal customer, Dollar Tree Stores. Sales to this chain increased from $3,987,000 in 2005 to $8,596,000 in 2006.

Sales of commercial films increased by 10% from $7,616,000 in 2005 to $8,412,000 in 2006. Most of this increase is reflected in increased sales to Rapak, LLC.

Sales of pouches declined from $4,079,000 to $3,081,000. The decline is accounted for by reduced sales to ITW Spacebag. Sales of our vacuumable pouch line in 2006 were $319,000.

The increase in latex balloon sales occurred as the result of increased levels of production achieved by our Guadalajara facility and increases in sales to several customers in the United States and Mexico.

Cost of Sales

Cost of sales declined from 77.9% of net sales in 2005 to 74.9% of net sales in 2006. This improvement in gross margin has resulted from production efficiencies which include (i) the allocation of production overhead among a larger number of units produced and (ii) stabilization in the cost of raw materials.

General and Administrative Expenses

For 2006, general and administrative expenses were $4,554,000, or 12.9% of net sales compared to $3,847,000 or 13.2% of net sales in 2005. The increases in general and administrative expenses consisted principally of (i) salary increases to existing personnel, (ii) new personnel and (iii) increases in audit expenses.

Selling

Selling expenses declined from $928,000 or 3.2% of net sales in 2005 to $847,000 or 2.4% of net sales in 2006. This decline is attributable principally to (i) the change in position of one executive from sales to marketing during 2006 and the associated change in recording of salary and related expense from sales to marketing and (ii) the reclassification of customer service expenses to marketing expense.

Advertising and Marketing

Advertising and marketing expenses increased from $913,000 or 3.1% of net sales in 2005 to $1,201,000 or 3.4% of net sales in 2006. This increase is attributable principally to the change in position described with respect to selling expense and the reclassification of customer service expense to marketing.

Other Operating Expense (Income)

During 2006, we had income from the settlement of vendor claims totaling $472,000 and we incurred losses on the disposition of assets in the amount of $145,000. In 2005, we did not generate income from the settlement of vendor claims and did not have any gain or loss from the disposition of assets.

Other Expense

During 2006, the Company incurred $1,691,000 in net interest expense compared to net interest expense in 2005 of $1,231,000. The increase in net interest expense is attributable to the fact that debt levels during 2006 were higher than 2005.

Net Income or Loss

The company had net income for 2006 of $1,895,000 compared to a net loss of $333,000 for 2005. The 2006 net income included an income tax benefit of $774,000 and, absent the tax benefit was $1,121,000 as compared to loss of $534,000 in 2005.

Income Taxes

For 2006, the company recognized an income tax benefit of $774,000. On the basis of results of operations over the past five quarters, anticipated repatriation of income from foreign subsidiaries, charges to foreign subsidiaries and the expectation of continued achievement of, and improvement in, operating results for the foreseeable future, the management of the Company has determined that it is more likely than not that the Company will realize the value recorded of its deferred tax assets. In 2005, the Company recognized an income tax benefit of $200,000 arising from the deferred tax benefit of the loss incurred for the year. Management determined based upon the evaluation of certain transactions involving the repatriation of profits from its U.K. and Mexico subsidiaries that it is more likely than not that deferred tax assets will be realized in 2006. There can be no assurance that the Company will realize the benefit of its deferred tax assets.

Financial Condition, Liquidity and Capital Resources

Cash Flow Provided by Operating Activities During fiscal 2007, cash provided by operating activities amounted to $1,356,000, compared to cash flow used in operating activities during fiscal 2006 of $1,353,000. Significant changes in working capital items affecting cash flow provided by operating activities were:

- Depreciation and amortization of $1,466,000
- An increase in net inventory of $1,732,000
- An increase in trade payables of $823,000
- A decrease in accounts receivable of $338,000
- A decrease in prepaid expenses and other assets of $270,000

We anticipate the level of depreciation to increase in 2008 compared to 2007, reflecting investments in plant and equipment during 2007. The increase in inventory during 2007 reflects (i) an increase of $880,000 related to the Company's new ZipVac™ line, (ii) an increase of $250,000 in inflated balloons for a rollout to a new retail customer and (iii) increase of $400,000 at the Company's Mexican subsidiary to support an increased level of sales. We do not anticipate significant increases in inventory during 2008.

Cash Used in Investing Activities During fiscal 2007, cash used in investing activities amounted to $2,848,000 compared to cash used in investing activities during fiscal 2006 of $553,000. Cash used in investing activities was principally for the purchase of equipment and plant improvements. During 2008, we anticipate that our levels of investment in plant and equipment will be reduced from 2007 levels.

Cash Provided by Financing Activities During fiscal 2007, cash provided by financing activities amounted to $1,586,000, compared to cash provided by financing activities of $2,045,000 during fiscal 2006. During 2007, we received $1,355,000 from the sale of stock to Cornell Capital and $195,000 from the exercise of options and warrants, and we repaid long-term debt of $1,242,000. We received, net, $428,000 proceeds under our revolving line of credit.

On February 1, 2006, we entered into a Loan Agreement with RBS Citizens, N.A., Chicago, Illinois, under which, as amended, the Bank has agreed to provide a credit facility to our Company in the total amount of $15,300,000, which includes (i) a five year mortgage loan secured by our Barrington, Illinois property in the principal amount of $2,800,000, amortized over a 20 year period, (ii) a five year term-loan secured by our equipment at the Barrington, Illinois plant in the amount of $3,500,000 and (iii) a three-year revolving line of credit up to a maximum amount of $9,000,000, secured by inventory and receivables. The amount we can borrow on the revolving line of credit includes 85% of eligible accounts receivable and 60% of eligible inventory.

Certain terms of the loan agreement include:

- *Restrictive Covenants*: The Loan Agreement includes several restrictive covenants under which we are prohibited from, or restricted in our ability to:
  - Borrow money;
  - Pay dividends and make distributions;
  - Issue stock;
  - Make certain investments;
  - Use assets as security in other transactions;
  - Create liens;
  - Enter into affiliate transactions;
  - Merge or consolidate; or
  - Transfer and sell assets.

- *Financial Covenants:* The loan agreement includes a series of financial covenants we are required to meet including:
  - We are required to maintain a tangible net worth in excess of $3,500,000;
  - We are required to maintain specified ratios of senior debt to EBITDA on an annual basis and determined quarterly commencing as of June 30, 2006; and,
  - We are required to maintain a specified level of EBITDA to fixed charges for the six months ending June 30, 2006, the nine months ending September 30, 2006 and twelve months thereafter.

As of December 31, 2007, we were not in compliance with the senior debt to EBITDA or the EBITDA to fixed charge covenants. We have obtained a waiver from the Bank with respect to these covenant violations as of December 31, 2007. We believe that we will be in compliance with our debt covenants during 2008.

The loan agreement provides for interest at varying rates in excess of the Bank's prime rate, depending on the level of senior debt to EBITDA over time. The initial interest rate under the loan is prime plus 1.5% per annum. On a quarterly basis, this ratio will be measured and the interest rate changed in accordance to the table below.

When Senior Debt to Equity is:	The Premium to the Prime Rate is:
Greater or equal to 4.50 to 1.00	1.00%
Between 4.50 to 1.00 and 4.00 to 1.00	0.75%
Between 4.00 to 1.00 and 3.50 to 1.00	0.50%
Between 3.50 to 1.00 and 2.75 to 1.00	0.25%
Less than 2.75 to 1.00	0.00%

At December 31, 2007 the Company was paying a premium of 0.75% over Prime.

Also, under the loan agreement, we are required to purchase a swap agreement with respect to at least 60% of the mortgage and term loan portions of our loan. On April 5, 2006, we entered into a swap arrangement with RBS Citizens, N.A. with respect to 60% of the principle amounts of the mortgage loan and the term loan, which had the effect of fixing the interest rate for such portions of the loans at 8.49% for the balance of the loan terms. These swap arrangements are subject to some market variation due to market interest rate variability. Management believes that these variations will not materially affect the results of the company. As of December 31, 2007 the net effect of these market adjustments was $123,000.

Each of John H. Schwan and Stephen M. Merrick, officers, directors and principal shareholders of the Company have personally guaranteed the obligations of the company to RBS Citizens, N.A. up to $2,000,000.

On November 13, 2007, RBS Citizens, N.A. granted to the Company a capital lease line of credit of up to $1,500,000 to fund equipment acquisitions by the Company. During 2007, the Company received aggregate advances under this line of $272,000.

On February 1, 2006, two principal officers and shareholders of our Company each loaned to our Company the sum of $500,000 in exchange for (i) Promissory Notes due January 31, 2011, and bearing interest at the rate of 2% per annum in excess of the prime rate determined quarterly and (ii) five year Warrants to purchase up to 151,515 shares of common stock of the Company at the price of $3.30 per share (110% of the closing market price on the day preceding the date of the loans).

On June 6, 2006, we entered into a Standby Equity Distribution Agreement with Cornell Capital pursuant to which we may, at our discretion, periodically sell to Cornell Capital shares of common stock for a total purchase price of up to $5 million. For each share of common stock purchased under the Standby Equity Distribution Agreement, Cornell Capital will pay one hundred percent (100%) of the lowest volume weighted average price (as quoted by Bloomberg, LP) of our common stock on the NASDAQ Capital Market or other principal market on which our common stock is traded for the five (5) days immediately following the notice date. The number of shares purchased by Cornell Capital for each advance is determined by dividing the amount of each advance by the purchase price for the shares of common stock. Furthermore, Cornell Capital will receive five percent (5%) of each advance in cash under the Standby Equity Distribution Agreement as an underwriting discount. Cornell's obligation to purchase shares of our common stock under the Agreement is subject to certain conditions, including: (i) we shall have obtained an effective registration statement for the shares of common stock sold to Cornell under the Agreement and (ii) the amount of each advance requested by us under the Agreement shall not be more than $100,000.

Cornell Capital is a private limited partnership whose business operations are conducted through its general partner, Yorkville Advisors, LLC. In addition, we engaged Newbridge Securities Corporation, a registered broker-dealer, as our placement agent in connection with the Standby Equity Distribution Agreement. For its services, Newbridge received 3,500 shares of our common stock on or about June 8, 2006, equal to approximately $11,200 based on our stock price of $3.20 when the shares were issued on June 26, 2006. The effectiveness of the sale of the shares under the Standby Equity Distribution Agreement was conditioned upon us registering the shares of common stock with the SEC and obtaining all necessary permits or qualifying for exemptions under applicable state law. Except as stated above, there are no other significant closing conditions to draw under the Standby Equity Distribution Agreement.

Pursuant to the Standby Equity Distribution Agreement, we may periodically sell shares of common stock to Cornell Capital to raise capital to fund our working capital needs. The periodic sale of shares is known as an advance. We may request an advance every five (5) trading days. A closing will be held the first trading day after the pricing period at which time we will deliver shares of common stock and Cornell Capital will pay the advance amount. There are no closing conditions imposed on CTI for any of the draws other than that CTI has filed its periodic and other reports with the SEC, has delivered the stock for an advance, and the trading of CTI's common stock has not been suspended. We may request advances under the Standby Equity Distribution Agreement until Cornell Capital has advanced $5 million or twenty-four (24) months after the effective date of this Registration Statement, whichever occurs first. It is unlikely that we will be able to draw the entire amount of $5 million before twenty-four (24) months after the effective date of this Registration Statement, given the limitations on the size and frequency with which we may request advances from Cornell Capital, unless our stock price increases significantly.

The amount of each advance is subject to a maximum amount of $100,000, and we may not submit an advance within five (5) trading days of a prior advance. The amount available under the Standby Equity Distribution Agreement is not dependent on the price or volume of our common stock. Our ability to request advances is conditioned upon us registering the shares of common stock with the SEC. In addition, we may not request advances if the shares to be issued in connection with such advances would result in Cornell Capital owning more than 9.9% of our outstanding common stock. Cornell Capital's beneficial ownership of CTI common stock was 0% before the initial advance. We would be permitted to make draws on the Standby Equity Distribution Agreement only so long as Cornell Capital's beneficial ownership of our common stock remains lower than 9.9% and, therefore, a possibility exists that Cornell Capital may own more than 9.9% of CTI's outstanding common stock at a time when we would otherwise plan to make an advance under the Standby Equity Distribution Agreement.

We do not have any agreements with Cornell Capital regarding the distribution of such stock, although Cornell Capital has indicated that it intends to promptly sell any stock received under the Standby Equity Distribution Agreement.

We cannot predict the actual number of shares of common stock that will be issued pursuant to the Standby Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions, and we have not determined the total amount of advances we intend to draw. Nonetheless, we can estimate the number of shares of our common stock that will be issued using certain assumptions. We have registered 400,000 shares of common stock for the sale under the Standby Equity Distribution Agreement. The Company and Cornell have agreed that the Company will not sell to Cornell Capital in excess of 400,000 shares unless and until the Company shall have obtained shareholder approval for such sales. In order to access all funds available to us under the Standby Equity Distribution Agreement with the 400,000 shares being registered in this offering, the average price of shares issued under the Standby Equity Distribution Agreement would need to be $12.50.

On December 28, 2006, we filed a Registration Statement for the registration of 403,500 shares of our common stock. On January 26, 2007, the Registration Statement was declared effective. Since that time, to December 31, 2007, we have sold an aggregate of 323,625 shares of common stock to Cornell under the SEDA and have received net proceeds from the sale of those shares in the amount of $1,492,000, excluding issuance costs.

Current Assets. As of December 31, 2007, the total current assets of the Company were $17,801,000, compared to total current assets of $16,491,000 at December 31, 2006. The change in current assets reflects, principally, (i) an increase in inventories of $1,727,000, and (ii) an increase in cash and equivalents of $99,000. The increase in inventory during 2007 reflects (i) an increase of $880,000 related to the Company's new ZipVac™ line, (ii) an increase of $250,000 in inflated balloons for a rollout to a new retail customer and (iii) an increase of $400,000 at the Company's Mexican subsidiary to support an increased level of sales. We do not anticipate significant increases in inventory during 2008.

Property, Plant and Equipment. During fiscal 2007, the Company invested $2,826,000 in capital items, principally in production equipment and plan improvements. We anticipate reduced levels of capital investment in 2008.

Current Liabilities. Total current liabilities increased from $14,643,000 as of December 31, 2006 to $16,483,000 as of December 31, 2007. Changes in current liabilities included: (i) an increase of $817,000 in trade payables, (ii) an increase in checks in excess of bank balance of $508,000 relating to deposits in transit from customers and (iii) an increase of the line of credit of $428,000.

Liquidity and Capital Resources. As of December 31, 2007, our current assets exceeded our current liabilities by $1,318,000. In addition, during 2008, we anticipate receiving advances under our capital lease line of credit in amounts up to $1,228,000. We believe that we have sufficient cash and financial resources to meet our operating requirements through December 31, 2008.

Shareholders' Equity. Shareholders' equity was $6,591,000 as of December 31, 2007 compared to $5,102,000 as of December 31, 2006.

The contractual commitments of the Company, determined as of December 31, 2007, over the next five years are as follows:

	Payments Due by Period (000 Omitted)				
	Total	**2008**	**2009-2010**	**2011-2012**	**2013-Thereafter**
Revolving line of credit	$6,746	$6,746	-	-	-
Current maturities of long-term debt	$3,021	$3,021	-	-	-
Long-Term debt, net of current maturities	$5,167		$1,563	$3,604	-
Estimated interest payments	$1,457	$634	$715	$108	-
Lease obligations	$2,021	$514	$900	$245	$362
License commitments	$91	$91	-	-	-
Total contractual obligations	$18,503	$11,006	$3,178	$3,957	$362

The Company does not have any current material commitments for capital expenditures.

Seasonality

In the metalized product line, sales have historically been seasonal with approximately 45% occurring in the period from December through March of the succeeding year and 21% being generated in the period July through October in recent years. The sale of latex balloons, pouches and laminated film products have not historically been seasonal, and as sales in these products lines have increased as a percentage of total sales, the seasonality of the Company's total net sales has decreased.

Critical Accounting Policies

The financial statements of the Company are based on the selection and application of significant accounting policies which require management to make various estimates and assumptions. The following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operation.

Revenue Recognition. Substantially all of the Company's revenues are derived from the sale of products. With respect to the sale of products, revenue from a transaction is recognized when (i) a definitive arrangement exists for the sale of the product, (ii) delivery of the product has occurred, (iii) the price to the buyer has been fixed or is determinable and (iv) collectibility is reasonably assured. The Company generally recognizes revenue for the sale of products when the products have been shipped and invoiced. In some cases, product is provided on consignment to customers. In those cases, revenue is recognized when the customer reports a sale of the product.

Allowance for Doubtful Accounts. We estimate our allowance for doubtful accounts based on an analysis of specific accounts, an analysis of historical trends, payment and write-off histories. Our credit risks are continually reviewed and management believes that adequate provisions have been made for doubtful accounts. However, unexpected changes in the financial condition of customers or changes in the state of the economy could result in write-offs, which exceed estimates and negatively impact our financial results.

Inventory Valuation. Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximate costing determined on a first-in, first out basis. Standard costs are reviewed and adjusted at the time of introduction of a new product or design, periodically and at year-end based on actual direct and indirect production costs. On a periodic basis, the Company reviews its inventory levels for estimated obsolescence or unmarketable items, in reference to future demand requirements and shelf life of the products. As of December 31, 2007, the Company had established a reserve for obsolescence, marketability or excess quantities with respect to inventory in the aggregate amount of $383,000. As of December 31, 2006, the amount of the reserve was $276,000. In addition, on a periodic basis, the Company disposes of inventory deemed to be obsolete or unsaleable and, at such time, records an expense for the value of such inventory.

Valuation of Long-Lived Assets. We evaluate whether events or circumstances have occurred which indicate that the carrying amounts of long-lived assets (principally property and equipment and goodwill) may be impaired or not recoverable. Significant factors which may trigger an impairment review include: changes in business strategy, market conditions, the manner of use of an asset, underperformance relative to historical or expected future operating results, and negative industry or economic trends. FASB issued Statement No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill be evaluated annually for impairment by applying a fair-value based test. We conduct a valuation analysis in consultation with valuation consulting firms of our goodwill in our Mexico subsidiary for the year ended December 31, 2007, 2006 and 2005. As of December 31, 2005, we determined in consultation with a valuation consulting firm, that the fair value of the Company's interest in Flexo Universal was below its $1,113,000 carrying value. Then step two of the evaluation was done in which the value of the goodwill was determined to be $989,000. Accordingly, we recorded $124,000 as an expense and reduced the carrying value of the Company's interest in Flexo Universal to $989,000. As of December 31, 2006 and December 31, 2007, we determined that the fair value of the Company's interest in Flexo Universal was unchanged from December 31, 2005. Accordingly, we did not change the fair value of the Company's interest in Flexo.

Foreign Currency Translation. All balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts are translated using the average exchange rates for the year-to-date periods. The gains and losses resulting from the changes in exchange rates during the period have been reported in other comprehensive income or loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that our investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time.

Stock-Based Compensation. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments" ("SFAS No. 123(R)"). Prior to the adoption of SFAS No. 123(R), we had adopted the disclosure-only provisions of SFAS No. 123 and accounted for employee stock-based compensation under the intrinsic value method and no expense related to stock options was recognized. We adopted the provisions of SFAS 123(R) using the modified prospective transition method. Under this method, our consolidated financial statements as of and for the years ended December 31, 2007 reflect the impact of SFAS 123(R), while the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

We used the Black-Scholes option pricing model to determine the fair value of stock options which requires us to estimate certain key assumptions. As a result of adopting SFAS 123(R), we incurred employee stock-based compensation cost of $14,000 for the year ended December 31, 2007. At December 31, 2007, we had $154,000 of unrecognized compensation cost relating to stock options.

Income Taxes and Deferred Tax Assets. Income taxes are accounted for as prescribed in SFAS No. 109-Accounting for Income Taxes. Under the asset and liability method of Statement 109, the Company recognizes the amount of income taxes currently payable. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years these temporary differences are expected to be recovered or settled.

As of December 31, 2007, the Company had a net deferred tax asset of $1,080,000 (deferred tax assets of $2,307,000 less a valuation allowance of $1,227,000) representing the amount the Company may recover in future years from future taxable income. As of December 31, 2006, the amount of the net deferred tax asset was $1,127,000. Each quarter and year-end management makes a judgment to determine the extent to which the deferred tax asset will be recovered from future taxable income. At December 31, 2006, the Company reduced the valuation allowance against the deferred tax assets as management determined that the deferred tax asset is more likely than not to be realized. Management has made no change in the amount of the valuation allowance for 2007.

Accounting Pronouncements Not Yet Implemented

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial and non-financial assets and liabilities are not anticipated to have significant impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS No. 159 is effective for us on January 1, 2008. The adoption of SFAS No. 159 is not expected to have a significant impact on our consolidated financial statements.

Qualitative And Quantitative Disclosures Regarding Market Risk

The Company is exposed to various market risks, primarily foreign currency risks and interest rate risks.

The Company's earnings are affected by changes in interest rates as a result of variable rate indebtedness. If market interest rates for our variable rate indebtedness averaged 1% more than the interest rate actually paid for the years ending December 31, 2007, 2006 and 2005, our interest rate expense would have increased, and income before income taxes would have decreased by $97,000, $96,000 and $72,000, for these years, respectively. These amounts are determined by considering the impact of the hypothetical interest rates on our borrowings. This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to reduce our exposure to such change. However, due to the uncertainty of the specific actions we would take and their possible effects, the sensitivity analysis assumes no change in our financial structure.

The Company's earnings and cash flows are subject to fluctuations due to changes in foreign currency rates, particularly the Mexican peso and the British pound, as the Company produces and sells products in Mexico for sale in the United States and other countries and the Company's U.K. subsidiary purchases balloon products from the Company in U.S. Dollars. Also, the Mexican subsidiary purchases goods from external sources in U.S. Dollars and is affected by currency fluctuations in those transactions. Substantially all of the Company's purchases and sales of goods for its operations in the United States are done in U.S. Dollars. However, the Company's level of sales in other countries may be affected by currency fluctuations. As a result, exchange rate fluctuations may have an effect on sales and gross margins. Accounting practices require that the Company's results from operations be converted to U.S. dollars for reporting purposes. Consequently, the reported earnings of the Company in future periods may be affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. To date, we have not entered into any transactions to hedge against currency fluctuation effects.

We have performed a sensitivity analysis as of December 31, 2007 that measures the change in the results of our foreign operations arising from a hypothetical 10% adverse movement in the exchange rate of all of the currencies the Company presently has operations in. Using the results of operations for 2007, 2006 and 2005 for the Company's foreign operations as a basis for comparison, an adverse movement of 10% would create a potential reduction in the Company's net income, or increase its net loss, before taxes, in the amount of, for each of those years, $187,000, $248,000 and $140,000, respectively.

The Company is also exposed to market risk in changes in commodity prices in some of the raw materials it purchases for its manufacturing needs. However, in the past, we have been able to adjust the sales price of our products so as to minimize the effect of changes in raw materials pricing and, as a result, we do not believe this market risk presents a risk that would have a material effect on the Company's results of operations or financial condition.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CTI Industries Corporation

We have audited the accompanying consolidated balance sheet of CTI Industries Corporation and Subsidiaries (the "Company") as of December 31, 2007 and the related consolidated statements of operations, stockholders' equity and comprehensive loss and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at item 15(a). These consolidated financial statements and consolidated schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CTI Industries Corporation and Subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Blackman Kallick, LLP
Chicago, Illinois
April 15, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CTI Industries Corporation

We have audited the accompanying consolidated balance sheet of CTI Industries Corporation and Subsidiaries (the "Company") as of December 31, 2006 and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the two years in the period ended December 31, 2006 and 2005. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and consolidated schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CTI Industries Corporation and Subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment", applying the modified prospective method at the beginning of the year ended December 31, 2006.

/s/ Weiser LLP

New York, New York
April 15, 2008

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Operations

	For the Year ended December 31,		
	2007	2006	2005
Net Sales	$ 36,509,710	$ 35,428,155	$ 29,189,974
Cost of Sales	27,825,493	26,531,045	22,725,825
Gross profit	8,684,217	8,897,110	6,464,149
Operating expenses:			
General and administrative	5,211,470	4,554,324	3,846,538
Selling	753,571	847,244	928,444
Advertising and marketing	1,474,289	1,200,782	913,071
Loss on sale of asset	-	144,936	-
Other income	-	(471,802)	-
Asset impairment loss	-	-	124,000
Total operating expenses	7,439,330	6,275,484	5,812,053
Income from operations	1,244,887	2,621,626	652,096
Other income (expense):			
Interest expense	(1,294,726)	(1,713,801)	(1,230,964)
Interest income	8,762	22,976	-
Foreign currency gain	173,510	191,270	45,128
Total other expense	(1,112,454)	(1,499,555)	(1,185,836)
Income (loss) before income taxes and minority interest	132,433	1,122,071	(533,740)
Income tax expense (benefit)	50,673	(774,195)	(200,392)
Income (loss) before minority interest	81,760	1,896,266	(333,348)
Minority interest in (income) loss of subsidiary	(138)	1,517	(139)
Net income (loss)	$ 81,898	$ 1,894,749	$ (333,209)
Other Comprehensive Loss			
Unrealized loss on derivative instruments	$ (99,636)	$ -	$ -
Foreign currency adjustment	$ (204,157)	$ (74,070)	$ (146,536)
Comprehensive (loss) income	$ (221,895)	$ 1,820,679	$ (479,745)
Basic income (loss) per common share	$ 0.03	$ 0.91	$ (0.17)
Diluted income (loss) per common share	$ 0.03	$ 0.85	$ 0.17)
Weighted average number of shares and equivalent shares of common stock outstanding			
Basic	2,346,126	2,087,145	1,977,235
Diluted	2,589,960	2,234,901	1,977,235

See accompanying notes to consoliated financial statements

CTI Industries Corporation and Subsidiaries
Consolidated Balance Sheet

	December 31, 2007	December 31, 2006
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 483,112	$ 384,565
Accounts Receivable (less allowance for doubtful accounts of $312,000 and $210,000, respectively)	5,950,551	6,442,8765
Inventories, net	9,700,618	7,974,113
Net Deferred Income Tax Asset	1,014,451	1,025,782
Prepaid Expenses and Other Current Assets	651,969	664,020
Total Current Assets	17,800,701	16,491,245
Property, Plant and Equipment		
Machinery and Equipment	19,520,741	18,763,007
Building	3,035,250	2,689,956
Office Furniture and Equipment	1,900,219	1,782,691
Intellectual Property	305,017	305,017
Land	250,000	250,000
Leasehold Improvements	465,838	459,502
Fixtures and Equipment at Customer Locations	2,381,921	2,330,483
Projects Under Construction	1,836,877	289,229
	29,695,863	26,869,885
Less: Accumulated Depreciation and Amortization	(19,599,708)	(18,277,611)
Total Property, Plant and Equipment, Net	10,096,155	8,592,274
Other Assets:		
Deferred Financing Costs, net	113,209	207,049
Goodwill	989,108	989,108
Net Deferred Income Tax Asset	133,756	101.102
Other Assets (due from related party $66,000 and $30,000 respectively)	191,206	264,161
Total Other Assets	1,427,279	1,561,420
TOTAL ASSETS	**$ 29,324,135**	**$ 26,644,939**

See accompanying notes to consoliated financial statements

	December 31, 2007	December 31, 2006
LIABILITIES AND STOCKHOLDER EQUITY:		
Current Liabilities:		
Checks Written in Excess of Bank Balance	$ 616,583	$ 108,704
Trade Payables	4,227,954	3,410,869
Line of Credit	6,746,213	6,317,860
Notes Payable - Current portion	863,513	948,724
Notes Payable - Officers, Current Portion, (net of debt discount of $89,000 and $90,000)	2,157,065	2,155,284
Accrued Liabilities	1,871,781	1,701,933
Total Current Liabilities	16,483,109	14,643,374
Long-Term Liabilities:		
Other Liabilities (related parties $1,070,000 and $1,274,000)	1,070,151	1,294,272
Notes Payable, net of current portion	4,351,743	4,866,008
Notes Payable 0 Officers, Subordinated (net of debt discount of $185,000 and $273,000)	815,296	726,688
Total Long-Term Liabilities	6,237,190	6,886,968
Minority Interest	12,534	12,672
Stockholders' Equity:		
Preferred Stock -- No Par Value, 2,000,000 Shares Authorized; 0 shares issued and outstanding	--	--
Common Stock - no par value, 5,000,000 shares authorized, 2,569,124 and 2,412,297 shares issued and 2,569,124 and 2,142,097 outstanding, respectively	3,764,020	3,764,020
Paid -in-Capital	6,754,077	6,100,587
Warrants issued in connection with Subordinated Debt and Bank Debt	1,038,487	1,038,487
Accumulated Deficit	(4,363,999)	(4,445,897
Accumulated Other Comprehensive Loss	(601,283)	(297,490)
Less: Treasury Stock - 270,200 Shares at December 31, 2006	--	(1,057,782)
Total Stockholder Equity	6,591,302	5,101,925
TOTAL LIABLITIES AND STOCKHOLDERS' EQUITY	**$ 29,324,135**	**$ 26,644,939**

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	For the Year Ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$ 81,898	$ 1,894,749	$ (333,209)
Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities:			
Depreciation and amortization	1,466,419	1,424,385	1,479,916
Amortization of debt discount	90,389	102,939	35,967
Stock Based Compensation	14,000	-	-
Excess tax benefits from stock-based compensation	(35,373)	-	-
Minority interest in loss of subsidiary	138	1,517	65
Loss on sale of asset	-	144,936	-
Loss on impairment of goodwill	-	0	124,000
Gain on cancellation of vendor claim	-	(471,802)	-
Provision for losses on accounts receivable	105,153	202,571	145,000
Provision for losses on inventories	141,305	218,730	205,000
Stock issued for services and vendor settlements	43,917	-	200,916
Deferred income taxes	(21,323)	(774,195)	(200,392)
Change in assets and liabilities:			
Accounts receivable	338,142	(2,440,174)	1,680,617
Inventories	(1,872,903)	(1,063,203)	1,129,594
Prepaid expenses and other assets	270,117	106,112	167,332
Trade payables	823,185	(1,351,823)	(825,275)
Accrued liabilities	(88,874)	651,861	(1,151,032)
Net cash provided by (used in) operating activities	1,356,190	(1,353,397)	2,658,499
Cash flows from investing activities:			
Proceeds from sale of property, plant and equipment	-	-	151,206
Purchases of property, plant and equipment	(2,848,003)	(552,798)	(551,256)
Net cash used in investing activities	(2,848,003)	(552,798)	(400,050)

See accompanying notes to consoliated financial statements

	For the Year Ended December 31,					
		2007		2006		2005
Cash flows from financing activities:						
Change in checks written in excess of bank balance		507,932		(390,748)		(14,225)
Net change in revolving line of credit		428,353		1,267,107		(1,350,472)
Proceeds from issuance of long-term debt and warrants (received from related party $1,000,000 in 2006)		325,913		2,647,879		231,392
Repayment of long-term debt (related parties $224,000, $15,000 and $45,000)		(1,241,757)		(959,647)		(850,986)
Repayment of short-term debt		-		(363,358)		(402,324)
Excess tax benefits from stock-based compensation		35,373		-		-
Proceeds from exercise of stock options and warrants		195,467		101,101		53,501
Proceeds from issuance of stock, net		1,354,821		-		-
Cash paid for deferred financing fees		(20,213)		(256,884)		(141,316)
Net cash provided by (used in) financing activities		1,585,889		2,045,450		(2,474,430)
Effect of exchange rate changes on cash		4,472		(16,672)		(48,506)
Net increase (decrease) in cash and cash equivalents		98,548		122,583		(264,487)
Cash and cash equivalents at beginning of period		384,565		261,982		526,469
Cash and cash equivalents at end of period	$	483,113	$	384,565	$	261,982
Supplemental disclosure of cash flow information:						
Cash payments for interest	$	1,201,228	$	215,596		950,280
Cash payments for taxes	$	81,900	$	80,508		88,151
Accounts payable converted to notes payable	$	-	$	-	$	453,503
Issue of Warrants related to Subordinated Debt	$	-	$	443,313	$	-
Stock Issued to Placement Agent	$	-	$	10,990	$	-

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity and Comprehensive Loss

	Common Stock Shares	Amount	Paid-in Capital
Balance, December 31, 2004	2,185,897	$ 3,764,020	$ 5,615,411
Options Exercised	32,144		$ 53,501
Stock issued in settlement of vendor obligations	50,229		$ 200,916
Net Loss			
Other comprehensive loss			
Foreign currency translation			
Total comprehensive loss			
Balance, December 31, 2005	2,268,270	$ 3,764,020	$ 5,869,828
Options Exercised	21,477		$ 41,577
Warrants Exercised	119,050		$ 178,192
Shares Surrendered to Exercise Warrants			
Issue of warrants related to subordinated debt			
Stock issued iin advance for services relating to the SEDA agreement	3,500		$ 10,990
Net Income			
Other comprehensive income			
Foreign currency translation			
Total comprehensive income			
Balance, December 31, 2006	2,412,297	$ 3,764,020	$ 6,100,587
Options Exercised	93,576	$ -	$ 228,467
Shares issued under SEDA agreement (net of issuance costs)	323,625	$ -	$ 1,354,824
Shares issued under consulting agreement	17,000		$ 79,050
Cancellation of Treasury Shares	(270,200)		$ (1,057,782)
Compensation relating to Option Issuance			$ 14,000
Excess tax benefit - Options			$ 67,932
Shares Surrendered to Exercise Options	(7,174)		$ (33,001)
Net Income			
Other comprehensive income			
Unrealized loss on derivative instruments			
Foreign currency translation			
Total comprehensive income			
Balance, December 31, 2007	2,569,124	$ 3,764,020	$ 6,754,077

See accompanying notes to consoliated financial statements

Value of warrants issued in connection with subordinated debt	Accumulated Deficit	Accumulated Other Comprehensive Loss	Less Treasury Stock Shares	Amount	Total
$ 595,174	$ (6,007,437)	$ (76,884)	231,796	$ (939,114)	$ 2,951,170
					$ 53,501
					$ 200,916
	($333,209)				$ (333,209)
		($146,536)			$ (146,536)
					$ (479,745)
$ 595,174	$ (6,340,646)	$ (223,420)	231,796	$ (939,114)	$ 2,725,842
					$ 41,577
					$ 178,192
			38,404	$ (118,668)	$ (118,668)
$ 443,313					$ 443,313
					$ 10,990
	$ 1,894,749				$ 1,894,749
		$ (74,070)			$ (74,070)
					$ 1,820,679
$ 1,038,487	$ (4,445,897)	$ (297,490)	270,200	$ (1,057,782)	$ 5,101,925
					$ 228,467
					$ 1,354,824
					$ 79,050
			(270,200)	$ 1,057,782	$ -
					$ 14,000
					$ 67,932
					$ (33,001)
	$ 81,898				$ 81,898
		$ (99,636)			$ (99,636)
		$ (204,157)			$ (204,157)
		$ (303,793)			$ (221,895)
$ 1,038,487	$ (4,363,999)	$ (601,283)	$ -	$ -	$ 6,624,303

1. Nature of Business

Nature of Operations

CTI Industries Corporation, its United Kingdom subsidiary (CTI Balloons Limited), its Mexican subsidiaries (Flexo Universal, S.A. de C.V., CTI Mexico Corporation, S.A. de C.V. and CTF International S.A. de C.V.), and CTI Helium, Inc. (the "Company") (i) design, manufacture and distribute metalized and latex balloon products throughout the world and (ii) operate systems for the production, lamination, coating and printing of films used for food packaging and other commercial uses and for conversion of films to flexible packaging containers and other products.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of CTI Industries Corporation, its wholly owned subsidiaries CTI Balloons Limited, CTF International S.A. de C.V., and CTI Helium, Inc. and its majority owned subsidiaries, Flexo Universal and CTI Mexico Corporation. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity, and a weighted average exchange rate for each period for revenues and expenses. Translation adjustments are recorded in accumulated other comprehensive income (loss) as the local currencies of the subsidiaries are the functional currencies. Foreign currency transaction gains and losses are recognized in the period incurred and are included in the Consolidated Statements of Operations.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the amounts reported of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results may differ from those estimates. The Company's significant estimates include valuation allowances for doubtful accounts, lower of cost or market of inventory and deferred tax assets, and recovery value of goodwill.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short term investments with original maturities of three months or less. At December 31, 2006, cash balances exceeded FDIC insured amounts by approximately $141,000.

Accounts Receivable

Trade receivables are carried at original invoice amount less an estimate for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts, evaluating the individual customer receivables through consideration of the customer's financial condition, credit history and current economic conditions and use of historical experience applied to an aging of accounts. A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for a period over the customer's normal terms. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximates costing determined on a first-in, first-out basis, to reflect the actual cost of production of inventories.

Production costs of work in process and finished goods include material labor and overhead. Work in process and finished goods are not recorded in excess of net realizable value.

In 2006, the Company adopted SFAS No. 151, "Inventory Costs" which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as period charges, rather than as an inventory value. This standard also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Company's pre-existing accounting policy for inventory valuation was generally consistent with this guidance, and therefore, the adoption of SFAS No. 151 did not have a significant impact on 2006 financial results.

Property, Plant and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line and declining-balance methods over estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line method over the lesser of the estimated useful life or the lease term. The estimated useful lives range as follows:

Building	25 - 30 years
Machinery and equipment	3 - 15 years
Office furniture and equipment	5 - 8 years
Leasehold improvements	5 - 8 years
Furniture and equipment at customer locations	1 - 3 years

Projects in process represent those costs capitalized in connection with construction of new assets and/or improvements to existing assets including a factor for interest on funds committed to projects in process of $83,000. Upon completion, these costs are reclassified to the appropriate asset class.

Goodwill

The Company applies the provisions of SFAS 142, "Goodwill and Other Intangible Assets", under which goodwill is tested at least annually for impairment. Goodwill on the accompanying balance sheets relates to the Company's acquisition of Flexo Universal in a prior year. It is the Company's policy to perform impairment testing for Flexo Universal annually as of December 31, or as circumstances change. An annual impairment review was completed and no impairment was noted for the year ended December 31, 2007 and 2006. (See note 14) While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect these evaluations.

Valuation of Long Lived Assets

The Company evaluates whether events or circumstances have occurred which indicate that the carrying amounts of long-lived assets (principally property, plant and equipment) may be impaired or not recoverable. The significant factors that are considered that could trigger an impairment review include: changes in business strategy, market conditions, or the manner of use of an asset; underperformance relative to historical or expected future operating results; and negative industry or economic trends. In evaluating an asset for possible impairment, management estimates that asset's future undiscounted cash flows and appraised values to measure whether the asset is recoverable, the Company measures the impairment based on the projected discounted cash flows of the asset over its remaining life.

Deferred Financing Costs

Deferred financing costs are amortized on a straight line basis over the term of the loan. Upon a refinancing, existing unamortized deferred financing costs are expensed.

Income Taxes

The Company accounts for income taxes using the liability method. As such, deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the anticipated reversal of these differences is scheduled to occur. Deferred tax assets are reduced by a valuation allowance when, management cannot determine, in its opinion, that it is more likely than not that the Company will recover that recorded value of the deferred tax asset.. The Company is subject to U.S. Federal, state and local taxes as well as foreign taxes in the United Kingdom and Mexico.

In July 2006, the FASB issued Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. We adopted FIN 48 effective January 1, 2007, and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. There was no material impact from this adoption.

Fair Value of Financial Instruments

The fair value of the Company's financial instruments relating to accounts receivable, trade payables and accrued expenses approximates fair value due to their short-term nature. The fair value of debt approximates its carrying value as the interest rates applicable to these debt instruments are comparable to current market rates for similar maturities.

Other Comprehensive Income (Loss)

For the year ended December 31, 2007 the Company began recording the changes in the valuation of the company's swap agreements in other comprehensive income (loss). For the years ended December 31, 2007, 2006 and 2005 comprehensive income (loss) also reflected foreign currency translation adjustments. Both are components of accumulated other comprehensive loss within stockholder's equity.

Revenue Recognition

The Company recognizes revenue when title transfers upon shipment. Revenue from a transaction is not recognized until (i) a definitive arrangement exists, (ii) delivery of the product has occurred or the services have been performed and legal title and risk are transferred to the customer, (iii) the price to the buyer has been fixed or is determinable and (iv) collectibility is reasonably assured. In some cases, product is provided on consignment to customers. For these cases, revenue is recognized when the customer reports a sale of the product.

Stock-Based Compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123, "Share-Based Payments" ("SFAS No. 123(R)") using the modified prospective transition method. Under this method, the Company's consolidated financial statements for prior periods have not been restated and do not include the impact of SFAS No. 123(R). Accordingly, no compensation expense related to stock option awards was recognized in the year ended December 31, 2005 because all stock options granted had an exercise price equal to the fair market value of the underlying common stock on the date of grant. The following table shows the effect on net income and earnings per share as if the fair-value-based method of accounting had been applied to all outstanding and unvested stock options prior to adoption of SFAS No. 123(R). For purposes of this pro forma disclosure, the estimated fair value of the stock option award is assumed to be expensed over the award's vesting periods (immediate) using the Black-Scholes model.

At December 31, 2005, the Company had 4 stock-based compensation plans, which are described more fully in Note 16. The Company accounted for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The Company recognized compensation cost for stock-based compensation awards equal to the difference between the quoted market price of the stock at the date of grant or award and the price to be paid by the employee upon exercise in accordance with the provisions of APB No. 25. Based upon the terms of Company's current stock option plans, the stock price on the date of grant and price paid upon exercise are the same. Accordingly, no stock-based employee compensation cost had been recognized in 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

	Year Ended December 31,
	2005
Net Profit (loss):	
Reported	$ (333,000)
Deduct total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	$ (124,000)
Pro forma net income (loss)	$ (457,000)
Net income (loss) per share:	
Basic - As reported	$ (0.17)
Basic - Proforma	$ (0.23)
Diluted - As Reported	$ (0.17)
Diluted - Proforma	$ (0.23)

The fair value of each option was estimated as of the date of the grant using the Black-Scholes option pricing model based on the following assumptions:

	2005
Expected life (years)	5
Volatility	138.86%
Risk-free interest rate	3.89%
Dividend yield	-

Research and Development

The Company conducts product development and research activities which includes (i) creative product development and (ii) engineering. During the years ended December 31, 2007, 2006 and 2005, research and development activities totaled $350,000, $230,000 and $224,000, respectively.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses amounted to $194,000, $116,000 and $50,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Reclassifications

A reclassification of personnel from sales to marketing was made to the year end 2005 statement of operations to conform to the 2006 and 2007 presentation.

A reclassification of Intellectual property from office furniture and equipment to a new line item was made to the 2006 balance sheet to conform to the 2007 presentation.

Derivative Instruments and Hedging Activities

SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities, (Collectively "SFAS 133") require an entity to recognize all derivatives as either assets for liabilities in the consolidated balance sheet and to measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a fair value hedge or a cash flow hedge. For the period from February 2006 to June 30, 2007, the Company accounted for changes in the valuation of the swap agreement as items of income or expense. The net effect of such changes on income for the year through June 30, 2007 was $31,000. Subsequent to June 30, 2007, the Company designated the swap agreements as cash flow hedges and began recording the changes in fair value in other comprehensive income.

3. New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial and non-financial assets and liabilities are not anticipated to have significant impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS No. 159 is effective for us on January 1, 2008. The adoption of SFAS No. 159 is not expected to have a significant impact on our consolidated financial statements.

4. Major Customers

For the year ended December 31, 2007, the Company had 3 customers that accounted for approximately 20.3%, 19.1% and 10.3%, respectively, of consolidated net sales. In 2006, the company had 2 customers that accounted for approximately 24.3%, and 20.1% respectively. See note 13 for disclosure of related parties major customer in 2006 and 2005. Corresponding percentages of consolidated net sales generated by these customers for the year ended December 31, 2005, were approximately 13.6%, 23.5% and 13.3% respectively. At December 31, 2007, the outstanding accounts receivable balances due from these three customers were $2,905,000, $519,000 and $113,000, respectively. At December 31, 2006, the outstanding accounts receivable balances due from these three customers were $2,641,000 and $598,000, respectively.

5. Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximate costing determined on a first-in, first out basis. Standard costs are reviewed and adjusted periodically and at year end based on actual direct and indirect production costs. On a periodic basis, the Company reviews its inventory levels for estimated obsolescence or unmarketable items, in reference to future demand requirements and shelf life of the product.

Inventories are comprised of the following:

	December 31 2007	December 31 2006
Raw materials	1,452,000	1,449,000
Work in process	1,423,000	945,000
Finished Goods	7,208,000	5,855,000
Allowance for excess quantities	(382,000	(275,000
Total inventories	9,701,000	7,974,000

Remainder of Page
Intentionally Left Blank

6. Notes Payable

Long term debt consists of:

	Dec. 31, 2007	Dec. 31, 2006
Term Loan with bank, payable in monthly installments of $58,333 plus interest at prime (7.25% and 8.25% at December 31, 2007 and 2006, respectively) plus 0.75% (8.00%) and 0.25% (8.50%) at December 31, 2007 and 2006, respectively (amortized over 60 months) balance due January 31, 2011	$ 2,256,636	$ 2,936,242
Mortgage Loan with bank, payable in monthly installments of $9,333 plus interest at prime (7.25% and 8.25% at December 31, 2007 and 2006, respectively) plus 0.75% (8.00%) and 0.25% (8.50%) at December 31, 2007 and 2006, respectively (amortized over 25 years) balloon balance of $2,249,000 due January 31, 2011	$ 2,677,851	$ 2,741,763
(2006) Vendor Notes, at various rates of interest (weighted average of 6%) maturing through December 2007	$ -	$ 136,725
Subordinated Notes (Officers) due 2008, interest at 9% net of debt discount of $0 and $1,781 at December 31, 2007 and 2006, respectively (see Notes 7,13)	$ 1,431,500	$ 1,429,781
Subordinated Notes (Officers) due 2008, interest at 8% (See Notes 7,13)	$ 814,233	$ 814,233
Subordinated Notes (Officers) due 2011, interest at prime (7.25% and 8.25% at December 31, 2007 and 2006, respectively) + 2%, 9.25% and 10.25% as of December 31, 2007 and 2006, respectively, net of debt discount of $273,372 and $362,040 at December 31, 2007 and 2006, respectively	$ 726,628	$ 637,960
(2007) Asset Financing Loans: Forklift, payable in monthly installments of $426 (amortized over 5 years), annual interest rate of 10.5%; Pouch Machine #6; payable in monthly installments of $5,626 (amortized over 5 years), annual interest rate of 8.78%	$ 280,768	$ -
Total long-term debt	$ 8,187,616	$ 8,696,704
Less current portion	$ (3,020,578)	$ (3,104,008)
Total long-term debt, net of current portion	$ 5,167,038	$ 5,592,696

On February 1, 2006, the Company entered into a Loan Agreement with RBS Citizens, N.A., Chicago, Illinois, previously referred to as Charter One Bank, under which, as amended, the Bank has agreed to provide a credit facility to the Company in the total amount of $15,300,000, which includes (i) a five year mortgage loan secured by the Barrington, Illinois property in the principal amount of $2,800,000, amortized over a 25 year period, (ii) a five year term loan secured by the equipment at the Barrington, Illinois plant in the amount of $3,500,000 and (iii) a three-year revolving line of credit up to a maximum amount of $9,000,000, secured by inventory and receivables. The amount the Company can borrow on the revolving line of credit includes 85% of eligible receivables and 60% of eligible inventory. The Loan Agreement includes a number of covenants including financial covenants relating to Tangible Net Worth, Senior Debt to EBITDA, and Fixed Charge coverage. As of December 31, 2007, we were not in compliance with the senior debt to EBITDA or the EBITDA to fixed charge covenants. We have obtained a waiver from the Bank with respect to these covenant violations as of December 31, 2007. We believe that we will be in compliance with our debt covenants during 2008. On February 1, 2006, proceeds of these loans totaling $10,349,653 were utilized to pay the entire outstanding principal amount of the Company's then outstanding debt obligations to Cole Taylor Bank and Banco Popular.

The Company used interest rate swaps as a cash flow hedge to manage interest costs and the risk associated with changing interest rates of long-term debt. During the second quarter ended June 30, 2006, the Company entered into two separate forward-starting interest rate swap agreements as a means of managing its interest rate exposure on its variable rate $2.8 million mortgage and $3.5 million term loan. These agreements were effective beginning on May 1, 2006 and were designated to swap a variable rate of prime plus varying rates for a fixed rate ranging of 8.49%. The aggregate notional amount of the swaps was $6.2 million. The swap agreements expire on January 1, 2011. The net effect of such changes on for the six month ended June 30, 2007 was $31,000. For the third quarter 2007 and thereafter, the Company will record changes in the valuation of the swap agreement as items of other comprehensive income or loss.

Each of John H. Schwan and Stephen M. Merrick, officers, directors and principal shareholders of the Company have personally guaranteed the obligations of the Company to RBS Citizens, N.A. up to $2,000,000.

As of December 31, 2007 the balance outstanding on the revolving line of credit with RBS Citizens, N.A. was $6,746,000 with an interest rate of 8%.

Future minimum principal payments, exclusive of debt discount, for amounts outstanding under these long-term debt agreements for each of the years ended December 31:

2008	$ 3,021,000
2009	779,000
2010	784,000
2011	3,556,000
2012	48,000
Thereafter	-
	$ 8,188,000

7. Subordinated Debt

In February 2003, the Company received $1,630,000 from certain shareholders in exchange for (a) two year 9% subordinated notes, and (b) five year warrants to purchase 163,000 common shares at $4.87 per share. The proceeds were to (i) re-finance the bank loan of CTI Mexico in the amount of $880,000 and (ii) to provide financing for CTI Mexico and Flexo Universal. The value of the warrants was $460,000 calculated using Black-Scholes option pricing formula. The Company applied the discount against the subordinated debt. The discount is being amortized using the effective interest method to interest expense over the term of the debt. These loans are subordinated to the Bank debt of the Company. On February 8, 2008 those shareholders exercised these warrants in exchange for a reduction on these notes of $794,000.

In February 2006, the Company received $1,000,000 from certain shareholders in exchange for (a) five year subordinated notes bearing interest at 2% over the prime rate determined on a quarterly basis, and (b) five year warrants to purchase an aggregate of 303,030 shares of common stock of the Company at the price of $3.30 per share. The proceeds were to fund capital improvements and give additional liquidity to the Company. The value of the warrants was $443,000 using the Black-Scholes option pricing formula. The Company applied the discount against the subordinated debt. The discount is amortized using the effective interest method to interest expense over the term of the debt. These loans are subordinated to the Bank debt of the Company.

At various times during 2003, John H. Schwan loaned an aggregate of $795,204 to the Company in exchange for notes bearing interest at various annual rates (5%-8%). These notes are subordinated to the bank loan of the Company. Mr. Merrick also advanced $19,209 to the Company in December 2005.

8. Income Taxes

The income tax provisions are comprised of the following:

	Dec. 31 2007	Dec. 31 2006	Dec. 31 2005
Current:			
Federal	$ -	$ -	$ -
State	-	-	-
Foreign	162,218	-	-
	$ 162,218	$ -	$ -
Deferred			
Federal	$ (94,934)	$ (806,683)	$ (180,134)
State	(16,611)	32,488	(24,797)
Foreign	-	-	4,539
	(111,545)	(774,195)	(200,392)
Total Income Tax (Benefit) Provision	$ 50,673	$ (774,195)	$ (200,392)

The components of the net deferred tax asset at December 31 are as follows:

	2007	2006
Deferred tax assets:		
Allowance for doubtful accounts	$ 113,265	$ 73,047
Inventory allowances	110,156	47,166
Accrued liabilities	71,576	64,859
Unicap 263A adjustment	114,774	109,111
Net operating loss carryforwards	2,972,715	3,036,424
Alternative minimum tax credit carryforwards	342,673	338,612
State investment tax credit carryforward	30,512	30,512
Other foreign tax items	55,556	55,556
Foreign asset tax credit carryforward	38,872	136,744
Total deferred tax assets	3,850,099	3,892,031
Deferred tax liabilities:		
Book over tax basis of capital assets	(1,193,457)	(1,346,794)
Other foreign tax items	(281,434)	(191,352)
	2,375,208	2,353,885
Less: Valuation allowance	(1,227,001)	(1,227,001)
Net deferred tax asset	$ 1,148,207	$ 1,126,884

The Company maintains a valuation allowance with respect to deferred tax assets as a result of the uncertainty of ultimate realization. At December 31, 2007, the Company has net operating loss carryforwards of approximately $7,474,000 expiring in various years through 2025. In addition, the Company has approximately $339,000 of alternative minimum tax credits as of December 31, 2007, which have no expiration date.

For 2007 the Company determined that it is more likely than not it will not realize the value recorded of its deferred tax assets. In 2006, the Company recognized an income tax benefit of $774,000. On the basis of results of operations over the past five quarters, anticipated repatriation of income from foreign subsidiaries, charges to foreign subsidiaries and the expectation of continued achievement of, and improvement in, operating results for the foreseeable future.

Income tax provisions differed from the taxes calculated at the statutory federal tax rate as follows:

	Years Ended December 31,		
	2007	**2006**	**2005**
Taxes at statutory rate	$ 46,352	$ 392,725	$ (186,809)
State income taxes	6,381	54,061	(25,716)
Nondeductible expenses	18,317	20,530	12,757
Decrease in deferred tax valuation allowance	-	(1,227,001)	-
Foreign taxes and other	(20,377)	(14,510)	(624)
Income tax provision	$ 50,673	$ (774,195)	$ (200,392)

The Company files tax returns in the U.S. federal and U.K and Mexico foreign tax jurisdictions and various state jurisdictions. The tax years 2004 through 2006 remain open to examination. Our policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. During the twelve months ended December 31, 2007, the Company did not recognize expense for interest or penalties, and do not have any amounts accrued at December 31, 2007, as the Company does not believe it has taken any uncertain tax positions.

9. Other Income/Expense

Other income/expense set forth on the Company's Consolidated Statement of Income for the fiscal year ended December 31, 2007 included gains of $174,000 from currency variability. In 2006 and 2005, the Company had a gain of $191,000 and $45,000, respectively, related to currency variability items.

10. Other Operating Expense (Income)

Other income/expense set forth on the Company's Consolidated Statement of Income for the fiscal year ended December 31, 2006 included gains of $472,000 related to the settlement of certain vendor claims in consideration for the payment of an amount less than the amount accrued.

11. Other Liabilities

Items identified as Other Liabilities in the Company's Consolidated Balance Sheet as of December 31, 2007 include (i) loans by officers/shareholders to Flexo Universal totaling $1,056,000, and (ii) $14,000 owed to others. Items identified as Other Liabilities in the Company's Consolidated Balance Sheet as of December 31, 2006 include (i) loans by officers/shareholders to Flexo Universal totaling $1,090,000, (ii) loans by officers/shareholders to CTI Balloons Limited of $184,000 and (iii) $20,000 owed to others..

12. Employee Benefit Plan

The Company has a defined contribution plan for substantially all employees. Profit sharing contributions may be made at the discretion of the Board of Directors. Effective January 1, 2006, the Company amended its defined contribution plan. Under the amended plan, the maximum contribution for the Company is 5% of gross wages. Employer contributions to the plan totaled $105,000, $91,000 and $52,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

13. Related Party Transactions

Stephen M. Merrick is of counsel to a law firm from which we received legal services during the year. Mr. Merrick is both a director and a shareholder of the Company. Legal fees incurred with this firm or predecessor, were $106,000, $120,000 and $117,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

John H. Schwan, Chairman of the Company, is principal of Shamrock Packaging and affiliated companies. The Company made purchases of packaging materials from Shamrock of approximately $622,000, $368,000 and $165,000 during the years ended December 31, 2007, 2006 and 2005, respectively.

John H. Schwan was an officer of an affiliate of Rapak, LLC. Mr. Schwan ended his affiliation with Rapak in 2006. Rapak's purchases of products from the Company totaled $7,110,000 and $6,860,000 in each of the years ended December 31, 2006 and 2005, respectively. (See note 4).

John H. Schwan, Chairman of the Company, is one of the owners of White Horse Production, Inc. The Company made purchases from White Horse of approximately $16,500 during the year ended December 31, 2007. The Company did not make any purchases from White Horse prior to 2007.

John H. Schwan, Chairman of the Company, is the brother of Gary Schwan, one of the owners of Schwan Incorporated; which provides building maintenance and remodeling services to the Company. The Company made purchases from Schwan Incorporated of approximately $111,000 during the year ended December 31, 2007. The Company made purchases from Schwan Incorporated of approximately $13,000 during year ended December 31, 2006.

In January 2006, an officer of Flexo Universal acquired the loan of Flexo Universal payable to a Mexican financial institution. During 2006, Flexo Universal made payments of $24,000 and $8,400 for the years ending December 31, 2007 and 2006 respectively, in principal and interest on this loan to the officer.

Messrs. Schwan and Merrick made advances to the Company's Mexican affiliate, Flexo Universal in the amount of $113,000 and $142,000, respectively in 2005. These advances are reflected in demand notes bearing interest at the rate of 7%. Additionally, Messrs. Schwan and Merrick advanced $130,000 and $155,000, in 2005 respectively to the Company's UK affiliate, CTI Balloons Ltd. The advances made to CTI Balloons Ltd. were paid back in full in 2007.

On February 1, 2006, Mr. Schwan and Mr. Merrick advanced $500,000 each to the Company in exchange for (a) five year promissory notes bearing interest at 2% over the prime rate determined quarterly and (b) five year warrants to purchase an aggregate of 303,030 shares of common stock of the Company at the price of $3.30 per share (110% of the market price on the day proceeding the day of the loan).

Interest paid to related parties during 2007, 2006 and 2005, was 299,000, $277,000 and $147,000, respectively.

14. Goodwill and Intangible Assets

Under the provisions of SFAS 142, goodwill is subject to at least annual assessments for impairment by applying a fair-value based test. SFAS 142 also requires that an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the asset can be sold, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The Company has no acquired intangible assets other than goodwill.

As of December 31, 2005, we determined in consultation with a valuation consultant that the fair value of the Company's interest in Flexo Universal was below its $1,113,000 carrying value. Then step two of the evaluation was done in which the value of the goodwill was determined to be $989,000. Accordingly, in fiscal 2005, we recorded $124,000 as an expense and have reduced the carrying value of the Company's interest in Flexo Universal to $989,000. As of December 31, 2006 and 2007 we determined, in consultation with a valuation consultant, that the fair value of the Company's interest in goodwill related to Flexo Universal was not impaired.

The carrying amount of goodwill as of December 31, 2007, 2006 and 2005 was $989,000.

15. Commitments and Contingencies

Operating Leases

In September of 2005, the Company signed a lease to rent 16,306 square feet of space from Trinity Assets. This lease has a 2-year term. In September of 2006, the Company signed an extension to this lease to run through September of 2009. The Company's United Kingdom subsidiary also maintains a lease for office and warehouse space, which expires in 2019. The Company's Mexico subsidiary signed a five-year lease in January of 2003 to rent 43,000 square feet of warehouse and office space at a cost of approximately $18,000 per month. In February 2008, Flexo Universal entered into a new 3-year lease at the cost of $19,200 per month. The Company leases office and warehouse equipment under operating leases, which expire on various dates through December 2011.

The net lease expense was $430,000, $312,000 and $598,000 for the years ended December 31, 2007, 2006, and 2005 respectively.

The future aggregate minimum net lease payments under existing agreements as of December 31, are as follows:

	Trinity Assets	Other	Total Lease Payments
2008	$ 104.000	$ 410,000	$ 514,000
2009 – 2010	79,000	820,000	899,000
2011-2012		245,000	245,000
2013 and thereafter		362,000	362,000
Total	$ 183,000	$ 1,837,000	$ 2,020,000

Licenses

The Company has certain merchandising license agreements, which are of a one to two year duration that require royalty payments based upon the Company's net sales of the respective products. The agreements call for guaranteed minimum commitments that are determined on a calendar year basis. Future guaranteed commitments due, as computed on a pro rata basis, as of December 31, are as follows:

2008	$ 92,000

16. Stockholders' Equity

Stock Options

On January 1, 2006, the Company adopted SFAS 123(R). Prior to the adoption of SFAS 123(R), the Company had adopted the disclosure-only provisions of SFAS 123 and accounted for employee stock-based compensation under the intrinsic value method, and no expense related to stock options was recognized. The Company adopted the provisions of SFAS 123(R) using the modified prospective transition method. Under this method, stock based compensation expense for 2007 and 2006 includes the requisite service period portion of the grant date fair value of: (a) all awards of equity instruments granted prior to, but not yet vested as of, January 1, 2006; and (b) all awards of equity instruments granted subsequent to January 1, 2006.

As of December 31, 2007, the Company had five stock-based compensation plans pursuant to which stock options may be granted. The Plans provide for the award of options, which may either be incentive stock options ("ISOs") within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code") or non-qualified options ("NQOs") which are not subject to special tax treatment under the Code. When a new stock option plan is adopted no further options will be issued under any previous stock option plan.

Under the Company's 1997 Stock Option Plan (effective July 1, 1997), a total of 119,050 shares of Common Stock were reserved for issuance under the Stock Option Plan. As of December 31, 2007, 98,415 shares of Common Stock have been granted and were fully vested at the time of grant, 49,606 remain outstanding. During 2007, 4,762 options were exercised and proceeds of $30,001 were received from this plan.

On March 19, 1999, the Board of Directors approved for adoption, effective May 6, 1999, the 1999 Stock Option Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 158,733 shares of the Company's Common Stock. As of December 31, 2007, 148,217 shares have been granted under the 1999 Stock Option Plan and were fully vested at the time of grant, 29,762 remain outstanding. During 2007, 23,812 options were exercised and proceeds of $45,005 were received from this plan.

On April 12, 2001, the Board of Directors approved for adoption, effective December 27, 2001, the 2001 Stock Option Plan (the "Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 119,050 shares of the Company's Common Stock. As of December 31, 2007, 137,955 shares have been granted and were fully vested at the time of grant, 41,692 remain outstanding. During 2007, 5,953 options were exercised and $8,751 in proceeds were received from this plan.

On April 24, 2002, the Board of Directors approved for adoption, effective October 12, 2002, the 2002 Stock Option Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 142,860 shares of the Company's Common Stock. As of December 31, 2007, 123,430 shares have been granted and were fully vested at the time of grant, 49,500 remain outstanding. In 2007, 59,049 options were exercised and proceeds of $144,711 were received from this plan. 7,174 shares were surrendered to exercise 14,286 of these options.

In December 2005, certain members of company management were issued incentive-based options to purchase 79,000 shares of the Company's Common Stock at an exercise price of $2.88 per share. These options have a term of 10 years.

The fair value of the options granted in 2005 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.9%; dividend yield of 0%; volatility factor of the expected price of the Company's stock was 138.9%; and a weighted average expected life of 5 years. The weighted average fair value of the options granted during 2005 was $2.56 per share. The fair value of these options was $202,000, which were fully vested at the time of grant.

	2007	2006	2005
Options granted	74,000	-	79,000
Options vested	-	-	79,000

The following is a summary of options exercised during the years ended December 31:

	2007		2006		2005	
	Shares	Intrinsic Value	Shares	Intrinsic Value	Shares	Intrinsic Value
1997 Plan	4,762	$ 17,000	-	$ -	-	$ -
1999 Plan	23,813	$ 166,000	3,572	$ 6,000	17,263	$ 57,000
2001 Plan	5,953	$ 34,000	17,905	$ 42,000	14,881	$ 84,000
2002 Plan	59,049	$ 119,000	-	$ -	-	$ -

On June 22, 2007, the Board of Directors approved for adoption, effective October 1, 2007, the 2007 Incentive Stock Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 150,000 shares of the Company's Common Stock. On October 1, 2007, the company issued 74,000 shares under the 2007 Plan. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.89%; dividend yield of 0%; volatility factor of the expected price of the Company's stock was 60.67%; and a weighted average expected life of 2.8 years. The weighted average fair value of the options granted during 2007 was $1.854 per share. Through December 31, 2007 the Company has recorded $14,000 in share based compensation expense relating to this option program. The Company has $152,000 of unrecognized compensation cost as of December 31, 2007, which relates to non vested shares. This expense will be recognized over the next 11 quarters. There was no share based compensation for years ended 2006 or 2005.

Vesting of 2007 Options	
%	Date
25	April 1, 2008
50	October 1, 2008
75	October 1, 2009
100	October 1, 2010

The Compensation Committee administers the Plan. The exercise price for ISOs cannot be less than the fair market value of the stock subject to the option on the grant date (110% of such fair market value in the case of ISOs granted to a stockholder who owns more than 10% of the Company's Common Stock). The exercise price of a NQO shall be fixed by the Compensation Committee at whatever price the Committee may determine in good faith. Unless the Committee determines otherwise, options generally have a 10-year term (or five years in the case of ISOs granted to a participant owning more than 10% of the total voting power of the Company's capital stock). Unless the Committee provides otherwise, options terminate upon the termination of a participant's employment, except that the participant may exercise an option to the extent it was exercisable on the date of termination for a period of time after termination. Officers, directors, and employees of, and consultants to, the Company or any parent or subsidiary corporation selected by the Committee are eligible to receive options under the Plan. Subject to certain restrictions, the Committee is authorized to designate the number of shares to be covered by each award, the terms of the award, the date on which and the rates at which options or other awards may be exercised, the method of payment, vesting and other terms.

The valuation assumptions were determined as follows:

Historical stock price volatility: The Company used the monthly closing price to calculate historical annual volatility.

Risk-free interest rate: The Company bases the risk-free interest rate on the rate payable on US treasury securities in effect at the time of the grant.

Expected life: The expected life of the option represents the period of time options are expected to be outstanding. The Company uses one half of the life of the option.

Dividend yield: The estimate for dividend yield is 0.0%, because the Company has not historically paid, and does not intend for the foreseeable future to pay, a dividend.

The following is a summary of the activity in the Company's stock option plans and other options for the years ended December 31, 2007, 2006 and 2005, respectively.

	Dec. 31, 2007	Weighted Avg. Exercise Price	Dec. 31, 2006	Weighted Avg. Exercise Price	Dec. 31, 2005	Weighted Avg. Exercise Price
Exercisable, beginning of period	337,941	$ 3.42	361,402	$ 3.36	405,422	$ 3.25
Granted	-	4.75	-	3.30	79,000	2.88
Exercised	(93,576)	2.44	(21,477)	1.88	(32,144)	1.70
Cancelled	(50,000)	5.75	(1,984)	6.30	(90,876)	1.77
Exercisable at the end of period	194,365	$ 3.32	337,941	$ 3.42	361,402	$ 3.36

	Dec. 31, 2007	Weighted Avg. Exercise Price	Dec. 31, 2006	Weighted Avg. Exercise Price	Dec. 31, 2005	Weighted Avg. Exercise Price
Outstanding, beginning of period	337,941	$ 3.42	361,402	$ 3.36	405,422	$ 3.25
Granted	74,000	4.75	-	3.30	79,000	2.88
Exercised	(93,576)	2.44	(21,477)	1.88	(32,144)	1.70
Cancelled	(50,000)	5.75	(1,984)	6.30	(90,876)	1.77
Outstanding at the end of period	268,365	$ 3.71	337,941	$ 3.42	361,402	$ 3.36

At December 31, 2007, available options to grant were 76,000.

Significant option groups outstanding at December 31, 2007 and related weighted average price and remaining life information are as follows:

Grant Date	Outstanding	Exercisable	Exercise Price	Remaining Life (Years)
September 1998	49,604	49,604	$6.30	0.9
September 1998	11,905	11,905	$2.10	0.9
March 2000	29,759	29,759	$1.89	2.3
December 2001	26,192	26,192	$1.47	4.0
April 2002	11,905	11,905	$2.10	4.4
December 2005	65,000	65,000	$2.88	8.0
October 2007	74,000	-	$4.75	3.9
	268,365	194,365		

The aggregate intrinsic value of options were $220,000 as of December 31, 2007 for all options in the money, outstanding and exercisable.

Warrants

In July 2001, certain members of company management were issued warrants to purchase 119,050 shares of the Company's Common Stock at an exercise price of $1.50 per share in consideration of their facilitating and guaranteeing and securing bank loans to the Company in the amount of $1.4 million and for advancing additional monies to the company that were repaid in 2001. On June 12, 2006 one member of the company management paid $59,524 to exercise warrants for 39,683 shares and another member of the company management turned in 38,404 shares with a market value of $3.09 per share on the day of the transaction, or $118,666, to pay for the shares issued under the warrant

In February 2003, certain members of company management were issued warrants to purchase 163,000 shares of the Company's Common Stock at an exercise price of $4.87 per share in consideration of their loaning the company $1,630,000. On February 8, 2008 those shareholders exercised these options in exchange for a reduction on these notes of $794,000.

In February 2006, certain members of company management were issued warrants, which fully vested immediately, to purchase 303,030 shares of the Company's Common Stock at an exercise price of $3.30 per share in consideration of their loaning the company $1,000,000. The fair value of the warrants granted on February 1, 2006, was $443,000 which was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 3.9%; dividend yield of 0%; volatility factor of the expected price of the Company's stock was 138.9%; and a weighted average expected life of 5 years. The weighted average fair value of the warrants granted during 2006 was $2.56 per share.

	Dec. 31, 2007	Weighted Avg. Exercise Price	Dec. 31, 2006	Weighted Avg. Exercise Price	Dec. 31, 2005	Weighted Avg. Exercise Price
Outstanding and exercisable, beginning of period	466,030	$ 3.85	282,050	$ 3.45	282,050	$ 3.45
Granted	-	-	303,030	3.30	-	-
Exercised	-	-	(119,050)	1.50	-	-
Cancelled	-	-	-		-	-
Outstanding and exercisable at the end of period	466,030	$ 3.85	466,030	$ 3.85	282,050	$ 3.45

The aggregate intrinsic value of warrants were $155,000 as of December 31, 2007 for all warrants in the money, outstanding and exercisable.

Intrinsic Value of Warrants Exercised

	2007		2006		2005	
	Shares	**Intrinsic Value**	**Shares**	**Intrinsic Value**	**Shares**	**Intrinsic Value**
2001 Warrants	-	$ -	119,050	$ 146,000	-	$ -

17. Earnings Per Share

Basic earnings per share is computed by dividing the income available to common shareholders, net earnings, less redeemable preferred stock dividends and redeemable common stock accretion, by the weighted average number of shares of common stock outstanding during each period.

Diluted earnings per share is computed by dividing the net earnings by the weighted average number of shares of common stock and common stock equivalents (redeemable common stock, stock options and warrants), unless anti-dilutive, during each period.

CTI Industries Corporation and Subsidiaries
Consolidated Earnings Per share

	Year Ended December 31		
	2007	2006	2005
Basic			
Average shares outstanding:			
Weighted average number of shares outstanding during the period	2,346,126	2,087,145	1,977,235
Earnings:			
Net income (loss):	$ 81,898	$ 1,894,749	$ (333,209)
Amount for per share Computation	$ 81,898	$ 1,894,749	$ (333,209)
Net earnings (loss) applicable to Common Shares	0.03	0.91	(0.17)
Diluted			
Average shares outstanding:	2,346,126	2,087,145	1,977,235
Weighted average shares Outstanding Common stock equivalents (options, warrants)	243,834	147,756	-
Weighted average number of shares outstanding during the period	2,589,960	2,234,901	1,977,235
Earnings:			
Net income (loss)	$ 81,898	$ 1,894,749	$ (333,209)
Amount for per share computation	$ 81,898	$ 1,894,749	$ (333,209)
Net income (loss) applicable to Common Shares	$ 0.03	$ 0.85	$ (0.17)

18. Geographic Segment Data

The Company's operations consist of a business segment which designs, manufactures, and distributes film products. Transfers between geographic areas were primarily at cost. The Company's subsidiaries have assets consisting primarily of trade accounts receivable, inventory and machinery and equipment. Sales and selected financial information by geographic area for the years ended December 31, 2007, 2006 and 2005, respectively:

	United States	United Kingdom	Mexico	Eliminations	Consolidated
Year ended 12/31/07					
Revenues	$ 28,657,000	$ 2,913,000	$ 7,189,000	$ (2,249,000)	$ 36,510,000
Operating income	$ 810,000	$ 215,000	$ 345,000	$ 125,000)	$ 1,245,000
Net (loss) income	$ (128,000)	$ 167,000	$ 168,000	$ (125,000)	$ 82,000
Total Assets	$ 27,854,000	$,948,000	$ 5,780,000	$ (7,258,000)	$ 29,324,000
Year ended 12/31/06					
Revenues	$ 28,808,000	$ 2,925,000	$ 6,564,000	$ (2,869,000)	$ 35,428,000
Operating income	$ 2,116,000	$ 64,000	$ 578,000	$ (25,000)	$ 2,733,000
Net income	$ 1,544,000	$ 93,000	$ 284,000	$ (26,000)	$ 1,895,000
Total Assets	$ 25,245,000	$ 2,627,000	$ 5,050,000	$ (6,288,000)	$ 26,634,000
Year ended 12/31/05					
Revenues	$ 23,564,000	$ 2,573,000	$ 4,536,000	$ (1,483,000)	$ 29,190,000
Operating income (loss)	$ 602,000	$ 290,000	$ (240,000)		$ 652,000
Net (loss) income	$ (342,000)	$ 220,000	$ (211,000)		$ (333,000)

19. Litigation

On December 20, 2006, Pliant Corporation filed an action against the Company in the Circuit Court of Cook County, Illinois. In the action, Pliant claims that there is due from the Company to Pliant the sum of $245,000 for goods sold and delivered by Pliant to the Company as well as interest on such amount. On February 21, 2007, the Company filed an answer to the complaint and counterclaim denying liability and asserting certain claims against Pliant for damages for the sale by Pliant to the Company of defective products. Management intends to defend the claims of Pliant in this action and to pursue its counterclaims and believes that the Company has established adequate reserves regarding the claim.

In addition, the Company is also party to certain lawsuits arising in the normal course of business. The ultimate outcome of these matters is unknown, but in the opinion of management, the settlement of these matters is not expected to have a significant effect on the future financial position, cash flows or results of operations of the Company.

20. Quarterly Financial Data (Unaudited):

The following table sets forth selected unaudited statements of income for each quarter of fiscal 2007, 2006 and 2005:

	For the Year Ended December 31, 2007 (1)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 8,279,000	$ 9,259,000	$ 8,673,000	$ 10,299,000
Gross profit	$ 1,903,000	$ 2,744,000	$ 1,617,000	$ 2,420,000
Net (loss) income	$ (52,000)	$ 423,000	$ (414,000)	$ 125,000
Earnings per common share				
Basic	$ (0.02)	$ 0.18	$ (0.18)	$ 0.05
Diluted	$ (0.02)	$ 0.17	$ (0.18)	$ 0.05

(1) Earnings per common share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual earnings per common share.

	For the Year Ended December 31, 2006 (1)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quartrer (2)
Net sales	$ 8,156,000	$ 8,997,000	$ 8,603,000	$ 9,672,000
Gross profit	$ 1,953,000	$ 2,197,000	$ 2,253,000	$ 2,494,000
Net income	$ 220,000	$ 206,000	$ 315,000	$ 1,154,000
Earnings per common share				
Basic	$ 0.11	$ 0.10	$ 0.15	$ 0.54
Diluted	$ 0.10	$ 0.10	$ 0.15	$ 0.49

(1) Earnings per common share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual earnings per common share.

(2) During the fourth quarter 2006, management of the Company conducted an analysis of the recoverability of the deferred tax asset based on results of operations during the fourth quarter of 2005 and for the full year of 2006, expected continued achievement of and continuing improvement in operating results for the forseeable future and anticipated repatriations of profits and services income to be generated from the Company's foreign subsidiaries. As a result of such analysis, management determined that the net recorded deferred tax asset in the amount of $1,127,000 is more likely than not to be realized.

	For the Year Ended December 31, 2005 (1)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 9,103,000	$ 7,573,000	$ 6,034,000	$ 6,480,000
Gross profit	$ 1,874,000	$ 1,583,000	$ 1,242,000	$ 1,765,000
Net income (loss)	$ 84,000	$ (54,000)	$ (416,000)	$ 52,000
Earnings per common share				
Basic	$ 0.04	$ (0.03)	$ (0.21)	$ 0.03
Diluted	$ 0.04	$ (0.03)	$ (0.21)	$ 0.02

(1) Earnings per common share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual earnings per common share.

21. Subsequent Events

On January 28, 2008 the Company employed an interest rate swap as a cash flow hedge to manage interest costs and the risk associated with changing interest rates of our revolving debt. This first payment under this agreement is due on May 1, 2008 and was designated to swap a variable rate of prime plus varying rates for a fixed rate ranging of 6.17%. The aggregate notional amount of the swap was $3.0 million. The swap agreements expire on January 1, 2011. The Company will record changes in the valuation of the swap agreement as items of other comprehensive income or loss.

In February 2003, the Company received $1,630,000 from certain shareholders in exchange for (a) two year 9% subordinated notes, and (b) five year warrants to purchase 163,000 common shares at $4.87 per share. The proceeds were to (i) re-finance the bank loan of CTI Mexico in the amount of $880,000 and (ii) to provide financing for CTI Mexico and Flexo Universal. The value of the warrants was $460,000 calculated using Black-Scholes option pricing formula. The Company applied the discount against the subordinated debt. The discount is being amortized using the effective interest method in interest expense over the term of the debt. These loans are subordinated to the Bank debt of the Company. On February 8, 2008 those shareholders exercised these options in exchange for a reduction on these notes of $794,000.

Schedule II - Valuation and Qualifying Accounts:

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	2007	2006	2005
Balance at beginning of year	$ 210,000	$ 80,000	$ 404,000
Charged to expenses	$ 105,000	$ 203,000	$ 145,000
Uncollectible accounts written off	$ (3,000)	$ (73,000)	$ (469,000)
Balance at end of year	$ 312,000	$ 210,000	$ 80,000

The following is a summary of the allowance for excess inventory for the years ended December 31:

	2007	2006	2005
Balance at beginning of year	$ 276,000	$ 255,000	$ 187,000
Charged to expenses	$ 231,000	$ 219,000	$ 205,000
Obsolete inventory written off	$ (124,000)	$ (198,000)	$ (137,000)
Balance at end of year	$ 383,000	$ 276,000	$ 255,000

The following is a summary of property and equipment and the related accounts of accumulated depreciation for the years ended December 31:

	2007	2006	2005
Cost Basis			
Balance at beginning of year	$ 26,869,885	$ 26,704,366	$ 26,224,962
Additions	$ 2,825,978	$ 604,028	$ 549,547
Disposals	$ -	$ (438,509)	$ (70,143)
Balance at end of year	$ 29,695,863	$ 26,869,885	$ 26,704,366
Accumulated depreciation			
Balance at beginning of year	$ 18,277,611	$ 17,087,622	$ 15,636,451
Depreciation	$ 1,322,097	$ 1,189,989	$ 1,463,369
Disposals	$ -	$ -	$ (12,198)
Balance at end of year	$ 19,599,708	$ 18,277,611	$ 17,087,622
Property and equipment, net	$ 10,096,155	$ 8,592,274	$ 9,616,744

Remainder of Page
Intentionally Left Blank

Board of Directors

John H. Schwan
Chairman of the Board
CTI Industries Corporation

Howard W. Schwan
President
CTI Industries Corporation

Stephen M. Merrick
Executive Vice President
CTI Industries Corporation

Stanley M. Brown
President
IRSI, Inc.

Bret Tayne
President
Intrepid Tool, LLC.

Phil Roos
President and CEO
Arbor Strategy Group

John I. Collins
Chief Administrative Officer
Members United Corporate Federal Credit Union

Senior Management

John H. Schwan
Chairman of the Board

Howard W. Schwan
President

Stephen M. Merrick
Executive Vice President, Chief Financial Officer and Secretary

Brent Anderson
Vice President

Samual Komar
Vice President, Marketing

Steven Frank
Vice President, Sales

Timothy Patterson
Vice President of Finance and Administration

Shareholder Information

Corporate Headquarters
22160 N. Pepper Road
Barrington, IL 60010
Phone: 847-382-1000
Fax: 847-382-1219

Independent Auditors
Blackman Kallick, LLP
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
312-980-2990
312-756-3990

Form 10-K Report
A copy of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, may be obtained without charge by contacting:

Investor Relations
CTI Industries Corporation
22160 North Pepper Road
Barrington, IL 60010
Phone: 847-382-1000
Fax: 847-382-1219

Annual Meeting
The Annual Meeting of Shareholders will take place on Friday, June 20, 2008, at 9:00 a.m., at The Holiday Inn Crystal Lake, 800 South Route 31, Crystal Lake, Illinois, 60014 . Stockholders of record at the close of business on May 16, 2008 are entitled to vote at the meeting.

Common Stock Information
Listed on NASDAQ Capital Market
Stock Symbol: CTIB

The Company has never paid any cash dividends on its common stock and does not currently intend to pay cash dividends on its Common Stock in the foreseeable future. As of March 4, 2008, there were approximately 32 holders of record of the company's Common Stock. The Company believes that its total number of actual shareholders is substantially greater than the number of record shareholders.

The Number of Common Shares Outstanding as of December 31, 2007 was 2,569,124.

Registrar and Transfer Agent
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219

Fiscal Year End
December 31, 2007

Shareholder Questions
Communications concerning stock transfer requirements, lost certificates, change of address, or dividends should be addressed to American Stock Transfer Company at 718-921-8360

Counsel
Vanasco, Genelly & Miller
33 North LaSalle Street
Suite 2200
Chicago, IL 60602

World Wide Web Site
http://www.ctiindustries.com

CTI Industries Corporation
22160 N. Pepper Road
Barrington, IL 60010
847-382-1000
www.ctiindustries.com

